File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

31 March 2004

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released earlier today.

Yours faithfully,

M Woodall

Michelle Woodall
Senior Company Secretarial Assistant

Encl.

dlw 5/24

Severn Trent Plc (the "Company") announces that, as part of the ongoing remuneration arrangements for certain of its non-executive directors, the following ordinary shares of $55^{5/19}$ pence each in the Company have been purchased:

Name	Date of Purchase	No. of Shares Bought	Price (pence)	Total Shareholding Following this Purchase
T D G Arculus	31 March 2004	386	755.0	13,683
M L Cassoni (Ms)	31 March 2004	114	755.0	568
M C Flower	31 March 2004	114	755.0	1,585
M J Houston	31 March 2004	114	755.0	1,133
J D G McAdam	31 March 2004	114	755.0	585
F A Osborn	31 March 2004	114	755.0	1,095

www.severntrent.com

File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

01 April 2004

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released earlier today.

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

Encl.

SEVERN TRENT
PRE-CLOSE PERIOD TRADING STATEMENT
1 April 2004

Severn Trent is starting its analysts' briefings ahead of the close period prior to the announcement of results for the year ending 31 March 2004. The following trading update for the 2003/04 financial year will be provided.

The Board considers that the Group has delivered a good overall performance for the full year.

In 2003/04 Severn Trent Water has benefited from the IDOK awarded in December 2002 and has continued to manage its opex and capex costs successfully. Capital investment in 2003/04 is broadly in line with its expectations and outputs are on target. Severn Trent Water has continued to deliver high levels of performance in terms of customer service and drinking water and wastewater quality.

Following OFWAT's review of Severn Trent Water's leakage data, the company's Overall Performance Assessment for 2002/03 has been revised to first position in respect of water and sewerage companies. As part of the AMP4 price review, the final business plan will be submitted to OFWAT by the end of April and a summary of the plan will be published in early May.

Biffa's total PBITA (including Hales and increased pension charges) is expected to be 12% to 16% ahead of last year. The Hales integration process to date is ahead of its originally planned timing and is expected to deliver the anticipated synergies.

Despite the adverse impact of exchange rates, Services' total PBITA is expected to be 10% to 14% ahead of last year.

The Group's results for the year ending 31 March 2004 will be announced on 8 June 2004.

ENQUIRIES THURSDAY 1 APRIL 2004:

Peter Gavan Director of Corporate Affairs	Severn Trent	0207 233 3914
Julian Wais Head of Investor Relations	Severn Trent	0207 233 3914
Simon Holberton	Brunswick Group	020 7404 5959

AFTER 1 APRIL 2004:

Peter Gavan : 0121 722 4310
Julian Wais : 07899 066 242